UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2009

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A., (BBVA) pursuant to the provisions of the
Spanish Securities Market Act, proceeds by means of the present document to notify the following

RELEVANT EVENT

Attached please find a release informing of the result of the preferred securities exchange offer that was announced through a relevant event dated
October 6, 2009.  The exchange offer, according to the terms included in the release, has reached an average acceptance ratio exceeding 80%. This transaction will provide BBVA approximately with 225 million euros of capital gains, which will be used to increase additional reserves. A press release on the transaction is also attached.

Madrid, October 15, 2009

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY IN, OR INTO,
THE UNITED STATES OR ITALY OR TO ANY UNITED STATES OR ITALIAN PERSON (SEE “OFFER
AND JURISDICTION RESTRICTIONS” BELOW)

15 October 2009

BBVA INTERNATIONAL PREFERRED, S.A. UNIPERSONAL ANNOUNCES RESULTS OF EXCHANGE
OFFERS FOR CERTAIN EXISTING EURO AND STERLING DENOMINATED TIER 1 HYBRID
SECURITIES INTO NEW TIER 1 HYBRID SECURITIES

On 5 October 2009, BBVA International Preferred, S.A. Unipersonal (“BBVA
International Preferred”), a wholly owned subsidiary of Banco Bilbao Vizcaya
Argentaria, S.A. (“BBVA”), invited holders of its three series of existing perpetual Euro and Sterling denominated Tier 1 hybrid securities described below
(the “Existing Securities”) to offer to exchange any and all of their Existing
Securities for new Euro or Sterling denominated Tier 1 hybrid securities (the
“New Securities”) as described below (the “Exchange Offers”).
The Exchange Offer Deadline in respect of the Existing Securities was 5:00 p.m.
CET, 14 October 2009.
BBVA International Preferred has accepted all Existing Securities validly tendered for exchange.
As at the Exchange Offer Deadline, the aggregate participation rate for the
Exchange Offers was 81% of the Existing Securities based on the aggregate liquidation preference. The individual participation rates for each issue of
Existing Securities are described below. The aggregate liquidation preference of the Euro denominated New Security to be issued is €644,650,000 and the aggregate liquidation preference of the Sterling denominated New Security to be issued is
£251,050,000.
Settlement of the New Securities is expected to take place on 21 October 2009.

The Existing Securities

Series and ISIN Distribution Rate (%) Issue Amount Call Date Amount  Accepted
                 for Exchange New Security
Series A XS0229864060 3.798 €550,000,000 22/09/15 €464,470,000 Euro New Security
Series B XS0266971745 4.952 €500,000,000 20/09/16 €335,650,000 Euro New Security
Series D XS0308305803 7.093 £400,000,000 19/07/12 £368,800,000 Sterling New
Security

The New Securities
Security Series and  ISIN Issuer Issue Amount Structure Distributions
Euro New Security Series E
XS0457228137  BBVA International Preferred €644,650,000 Perp NC5 Fixed/Floating
Rate Non-Cumulative Perpetual Guaranteed Preferred Securities Fixed Rate: 8.5%
Floating Rate:               3m Euribor + 574 bps
Sterling New Security Series F
XS0457234291   BBVA International Preferred  £251,050,000 Perp NC5
Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed Preferred
Securities Fixed Rate: 9.1% Floating Rate:               3m £Libor + 570 bps

The complete terms and conditions of the Exchange Offers are set forth in an
Exchange Offer Memorandum dated 5 October 2009 (including the Preliminary
Prospectus relating to the New Securities annexed thereto) that has been sent or has been made available to eligible holders of Existing Securities at their request.

Additional Information

The Exchange Offer Memorandum may be obtained by eligible persons from the Tax
Certification and Exchange Agent, Acupay System LLC, at
www.acupay.com/BBVAexchange or mmercedes@acupay.com or +44-(0)-207-382-0340.
Morgan Stanley & Co. International plc. (the “Lead Dealer Manager”), and Banco
Bilbao Vizcaya Argentaria, S.A. (the “Co-Dealer Manager”) are acting as dealer managers for the Exchange Offers. Questions regarding the Exchange Offers may be directed to Morgan Stanley, Liability Management Group at +44-(0)-20-7677-5040,
or to Acupay System LLC, at +44-(0)-207-382-0340.

THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES.
SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION
OR AN EXEMPTION FROM REGISTRATION.

Offer and jurisdiction restrictions

This announcement does not, and the Exchange Offer Memorandum did not constitute an offer to sell or buy or the solicitation of an offer to sell or buy the
Existing Securities and/or New Securities, as applicable, and offers of Existing
Securities for exchange pursuant to the Exchange Offers were not accepted from holders of Existing Securities in any circumstances in which such offer or solicitation was unlawful. In those jurisdictions where the securities, blue sky or other laws required an exchange offer to be made by a licensed broker or dealer and either Dealer Manager or any of their respective affiliates was such a licensed broker or dealer in such jurisdictions, such Exchange Offer was deemed to be made by such Dealer Manager or affiliate (as the case may be) on behalf of BBVA International Preferred in such jurisdiction.

United States

The Exchange Offers were not made, directly or indirectly in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the
United States or to, for the account or benefit of, U.S. persons. This included, but was not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication.
Accordingly, copies of this announcement, the Exchange Offer Memorandum and any other documents or materials relating to the Exchange Offers have not been, are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to U.S.
persons and the Existing Securities have not been offered for exchange in the
Exchange Offers by any such use, means, instrumentality or facilities or from within the United States or by U.S. persons.  Any purported offer of Existing
Securities for exchange resulting directly or indirectly from a violation of these restrictions was invalid and any purported offer of Existing Securities for exchange made by a U.S. person, a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or for a U.S. person was invalid and was not accepted.

This announcement is not and the Exchange Offer Memorandum was not, an offer of securities for sale in the United States or to U.S. persons. Securities may not be offered or sold in the United States absent registration under, or an exemption from the registration requirements of, the U.S. Securities Act of
1933, as amended (the "Securities Act"). The New Securities and the guarantees thereof have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United
States or to, or for the account or benefit of, U.S. persons. The purpose of this announcement is, and the purpose of the Exchange Offer Memorandum was, limited to the Exchange Offers and this announcement may not be, and the
Exchange Offer Memorandum was not, sent or given to a person in the United
States or otherwise to any person other than in an offshore transaction in accordance with Regulation S under the Securities Act.

Each holder of Existing Securities participating in an Exchange Offer was required to represent that it was not located in the United States and was not participating in that Exchange Offer from the United States, that it was participating in the Exchange Offer in accordance with Regulation S under the
Securities Act and that it was not a U.S. person or it was acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Exchange Offers from the United
States and was not a U.S. person. For the purposes of this and the above two paragraphs, "United States" means United States of America, its territories and possessions, any state of the United States of America and the District of
Columbia.

Spain

Neither this announcement, the Exchange Offer Memorandum nor any other documents or materials relating to the Exchange Offers have been submitted or will be submitted for approval or recognition to the Spanish Securities Market
Commission (Comisión Nacional del Mercado de Valores) and, accordingly, the
Exchange Offers were not made in the Kingdom of Spain by way of a public offering, as defined and construed in Chapter I of Title III of Law 24/1988, of
28 July, on the Securities Act (as amended by Royal Decree Law 5/2005, of 11
March) and related legislation.

Italy

The Exchange Offers were not made, directly or indirectly, in the Republic of
Italy ("Italy").  The Exchange Offers, this announcement and the Exchange Offer
Memorandum have not been submitted to the clearance procedures of the
Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations.  Accordingly, holders of Existing Securities are notified that, to the extent such holders were located or resident in Italy, the Exchange
Offers were not available to them and they were not permitted to offer Existing
Securities for exchange pursuant to the Exchange Offers nor may the New
Securities be offered, sold or delivered in Italy and, as such, any exchange instruction received from or on behalf of such persons was ineffective and void, and neither this announcement, the Exchange Offer Memorandum nor any other documents or materials relating to the Exchange Offers, the Existing Securities or the New Securities may be distributed or made available in Italy.

United Kingdom

The communication of this announcement, the Exchange Offer Memorandum and any other documents or materials relating to the Exchange Offers is not being made and was not made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being and/or were not distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion was only and is only being made to those persons in the
United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000
(Financial Promotion) Order 2005 (the "Financial Promotion Order")) or persons who are or were within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made, or was otherwise lawfully made, under the Financial Promotion Order.

France

The Exchange Offers were not made, directly or indirectly, to the public in the
Republic of France ("France"). Neither this announcement, the Exchange Offer
Memorandum nor any other document or material relating to the Exchange Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portfeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-4 of the French Code Monétaire et Financier were eligible to participate in the Exchange Offers. This announcement and the Exchange Offer
Memorandum have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Switzerland

Holders of Existing Securities were only invited to offer to exchange their
Existing Securities for New Securities pursuant to the Exchange Offers and the
New Securities were only offered for sale or otherwise in or into Switzerland in compliance with all applicable laws and regulations in force in Switzerland.  To ensure compliance with the Swiss Code of Obligations and all other applicable laws and regulations of Switzerland, only the Exchange Offer Memorandum and the documents deemed to be incorporated by reference in it (including the
Preliminary Prospectus) were used in the context of any invitation to holders of
Existing Securities to offer to exchange their Existing Securities for New
Securities pursuant to the Exchange Offers or any offer of the New Securities for sale or otherwise in or into Switzerland.

BBVA successfully completes the exchange of three issues of preferred securities with a participation ratio of 80% of the existing securities

Ø The substantial participation ratio is the highest ratio registered at a
European level in this kind of issues addressed to institutional investors.

Ø As a result of this transaction BBVA obtains more than 225 million capital gains, which shall be used to increase additional reserves.

Ø The success of the exchange shows once more the confidence placed by the investors and the market in the BBVA Group.

Today BBVA successfully completed the exchange offer concerning three issues of preferred securities placed among institutional investors, which was launched on
October 5. The transaction was very well received by the investors, as shown by the fact that 80% of the total average weighed amount of the issues have participated in the transaction and tendered their preferred securities in exchange for the new ones. Such participation ratio constitutes a new record at a European level in this kind of transactions addressed to institutional investors and reflects the attractiveness of the Bank’s offer to the investors.
As a result of this exchange, BBVA shall obtain capital gains exceeding 225 million Euro, which shall be used to increase additional reserves.

On October 5, BBVA launched an offer to the holders of three preferred securities issues, placed among institutional investors, for a total amount of circa 1,500 million Euros. The offer was to exchange the existing securities for a new issue of preferred securities. In particular, two of those issues, for amounts of 550 million and 500 million, were denominated in Euros, and the third one for 400 million, in pounds.

The Bank successfully concluded the offer, which was very well received by the investors, since 80% of the total average weighed amount accepted the exchange for the new preferred securities. The participation ratio establishes a new record at a European level in the acceptance of this kind of transactions addressed to institutional investors.

Pursuant to the final data of the offer, where BBVA and Morgan Stanley acted as dealer managers, the acceptance ratio of the exchange was 84.4% and 67.1%, respectively, in the two issues of preferred securities denominated in Euros, and 92.2% in the issue denominated in pounds. The resulting average weighed acceptance ratio for the three issues is 80%.

The high ratio of participation in the exchange offer reflects the attractiveness of the Bank’s proposal for the investors, due both to its terms and to the current market situation. In addition, it shows once more the confidence of investors in BBVA, which had been also appreciated these last weeks at the placement among retail investors of an issue of convertible debentures for an amount of 2,000 million Euro, or at the placement of an issue of mortgage-backed bonds for an amount of 1,000 million with a very competitive spread in comparison with the market.

The exchange of preferred securities resulted in capital gains for an amount exceeding 225 million Euro for the Bank, which shall be used to increase additional reserves.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 10/15/2009	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer